Filed pursuant to Rule 433

Registration Statement No. 333-178546

January 22, 2015

Relating to Preliminary Prospectus Supplement

dated January 21, 2015

Republic of Colombia

Final Pricing Term Sheet

5.000% Global Bonds due 2045

Issuer:	Republic of Colombia

Transaction:	5.000% Global Bonds due 2045

Expected Issue Ratings*:	Baa2 / BBB / BBB

Format:	SEC Registered

Issue and Payment Currency:	U.S. dollars

Principal Amount:	U.S. $1,500,000,000

Pricing Date:	January 21, 2015

Settlement Date:	January 28, 2015 (T+5)

Make-Whole Call:	Prior to December 15, 2044 at a discount rate of Treasury Yield plus 40 basis points

Par Call:	On and after December 15, 2044 (six months before the maturity date) redeemable at 100.000%

Maturity Date:	June 15, 2045

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2015, to the holders of record on June 1 and December 1 preceding each payment date.

Benchmark Treasury:	3.125% UST due August 15, 2044

Benchmark Treasury Price and Yield:	Price: 114-12+ and yield: 2.439%

Spread to Benchmark Treasury:	+262.5 bps

Yield to Maturity:	5.064%

Coupon:	5.000%

Price to public:	99.018%

Net Proceeds (before expenses) to Issuer:	U.S. $1,481,520,000, plus accrued interest, if any, from January 28, 2015

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof.

Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312515015563/d855073d424b3.htm

Clearing:	DTC

CUSIP/ISIN:	195325 CU7 / US195325CU73

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at +1-866-846-2874 or Morgan Stanley & Co. LLC toll-free at +1-800-624-1808.

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